C. Thomas Hopkins

T: +1 310 883 6417

thopkins@cooley.com

May 17, 2021

Matthew Crispino

Jan Woo

Brittany Ebbertt

Kathleen Collins

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LegalZoom.com, Inc.

Draft Registration Statement on Form S-1

Submitted April 6, 2021

CIK No. 0001286139

Ladies and Gentlemen:

On behalf of LegalZoom.com, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 3, 2021 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on April 6, 2021 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the DRS (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 1.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

Draft Registration Statement on Form S-1 Prospectus Summary

Our Customer Journey, page 5

1.	Where you discuss your net promoter scores in the prospectus summary, please disclose your scores as well as the scores for traditional offline attorneys.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 113 of DRS Amendment No. 1.

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Page Two

Our Competitive Strengths, page 7

2.	Please explain what is meant by your aided and unaided brand awareness percentages.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 58 of DRS Amendment No. 1.

Key Business Metrics, page 17

3.

We note you disclose adjusted EBITDA margin here without presenting the comparable GAAP measure of net income margin. Similarly, on page 67 you discuss adjusted EBITDA and adjusted EBITDA margin without discussing the comparable GAAP measures. You also include a discussion regarding the factors that contributed to the change in adjusted EBITDA and free cash flow in your MD&A Overview without providing comparable information for your GAAP results, and you include similar disclosures in the MD&A Non-GAAP section before your GAAP results of operation and liquidity discussion. This comment also applies to disclosures in your Business section. Wherever you present a non-GAAP measure or a discussion on non-GAAP results, please ensure that you present the GAAP measure or GAAP results discussion with equal or greater prominence Please revise. Refer to Question 102.10 of the Non-GAAP Compliance & Disclosure Interpretations and Item 10(e)(1)(i)(A) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2-3, 18-19, 68, 71, 85-88, 90-92 and 109-110 of DRS Amendment No. 1.

Risk Factors

We have identified material weaknesses in our internal control over financial reporting..., page 32

4.

You state that you are in the process of designing and implementing a plan to remediate the material weaknesses that you have identified in your internal control over financial reporting. Please revise to clarify what remains to be completed in your remediation plan. Also, disclose how long you estimate it will take to complete your plan and any associated expenses that you have incurred or expect to incur, if material. Lastly, revise the Summary of Risk Factors in the Prospectus Summary to include a discussion of this risk. Refer to Item 105(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 34-35 and 106-107 of DRS Amendment No. 1. The Company supplementally advises the Staff that the expenses it has incurred or expects to incur to remediate the material weaknesses are not material.

Market Industry and Other Data, page 56

5.

We note your disclosure that certain statements in the prospectus are derived from studies you commissioned from Kantar Consulting and Magid Consulting Inc. Please file consents from those firms as exhibits to the registration statement or tell us why they are not required. Refer to Rule 436 of Regulation C and Section 7 of the Securities Act.

Response: In response to the Staff’s comment, the Company has filed the consents of Kantar Consulting and Magid Consulting with DRS Amendment No. 1.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics, page 68

6.

You state that the number of transactions is an important metric because your new customers generally begin their LegalZoom journey with a transaction. To clarify the extent to which you have been able to attract new customers to your platform, please also disclose the number of new customers that you acquired for each period presented, or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 72 of DRS Amendment No. 1 to remove the emphasis on new customers. The Company respectfully advises the Staff that it does not measure the performance of its business, identify trends, formulate business plans or make strategic decisions based on its number of new customers in any given period, but rather by the number of all transactions in the period, including, but not limited to, those purchased by new customers. Every transaction, whether from a new or existing customer, is a unique opportunity for the Company to generate subsequent subscription and partner revenue, and thus the Company does not view number of new customers as a meaningful metric.

In addition, the Company believes that disclosure of the number of new customers in the periods presented could be misleading if viewed as an indicator of revenue growth instead of the Company’s number of business formations, transactions and subscription units, as well as AOV and ARPU. The revenue trends of the Company’s business are largely driven by the number of business formations, transactions, and subscription units, as well as AOV and ARPU, which are disclosed in DRS Amendment No. 1. Changes in numbers of new customers could mislead an investor with respect to the financial performance of the Company. For example, an increase in number of new customers, without understanding how and the extent to which these new customers are using the Company’s platform, may not accurately reflect trends in the health of the business since new customers may use varying levels of the Company’s offerings.

7.

You state that consumer transactions comprised one-third of total transactions in 2020. You also state that you expect the proportion of consumer transactions to decrease over time as you invest more in small business and growth in estate planning transaction “normalizes.” In an effort to add context to such disclosure and to understand any shift in the composition of your transaction customers, please tell us and revise to disclose the amount of consumer transactions in 2019. Also tell us the percentage of transaction revenue derived from each of consumer and business formation transactions in both fiscal 2019 and 2020. To the extent any growth in consumer transactions is believed to be related to the impact of the COVID-19 pandemic, revise to include a quantified discussion regarding such impact and discuss the potential impact to your results of operations should this trend not continue. Similar revisions should be made to your risk factor disclosures, as necessary. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 72 of DRS Amendment No. 1. The Company respectfully advises the Staff that, with respect to the percentage of transaction revenue derived from each of consumer and business formation transactions in both 2019 and 2020, it does not use, nor does it deem meaningful, these percentages in evaluating the performance of its business. As disclosed

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in DRS Amendment No. 1, the Company is focusing more of its investment in growing small business formations rather than consumer transactions, as small business formations exhibit a significantly higher order value. Further, the Company advises the Staff that business formations have historically comprised a majority of its transaction revenue.

8.

You state that the majority of “newly acquired subscriptions” are included in the unit count once they are at least 60 days past their subscription order date. Please tell us whether subscription units that automatically renew are counted the same or revise to clarify how those subscriptions are counted. Also, tell us why subscription units acquired through your partner integrations and by customers in the United Kingdom are counted upon purchase.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 73 of DRS Amendment No. 1, which revision reflects a change in the manner in which the Company measures subscriptions to no longer exclude certain newly acquired subscriptions in the first 60 days.

9.

We note the number of subscription units grew significantly between 2019 and 2020, and that you aim to continue to grow this metric by increasing attach rates and retention rates. Please revise to define these terms as used in this context. Additionally, you state that your business depends on subscribers renewing and expanding their use of your platform. You also state that subscription services are highly dependent upon your transaction products. Tell us what retention, expansion or conversion measures are used to evaluate your business and revise to include a quantified discussion of such measures. Specifically address your consideration to include churn rates and the ratio of gross subscription unit additions to transactions as previously disclosed. Refer to SEC Release No. 33-10751.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 69 of DRS Amendment No. 1. The Company advises the Staff that the Company’s new management team believes that its annual retention rate as disclosed on page 69 in DRS Amendment No. 1 is the most relevant metric for investors to assess the Company’s effectiveness in retaining its subscription base. As the Company’s management does not evaluate the Company’s subscription performance based on churn rates or the ratio of gross subscription unit additions to transactions, it has determined not to disclose those items.

Business

Our Market Opportunity, page 100

10.

We note your discussion of serviceable addressable market (SAM) and total addressable market (TAM) is based on data from 2017. Please tell us how you considered whether this information is still relevant to the current market and address whether you adjusted any of this information for current market information or trends.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 112 of DRS Amendment No. 1. The Company believes the 2017 U.S. Census data is still relevant to the current market, and notes that the relevant 2020 U.S. Census data has not yet become publicly available.

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Page Five

Our Products and Services, page 106

11.

You state that subscription services automatically renew at the end of each term unless notice of cancellation is provided in advance of the renewal date. Please revise to clarify whether subscriptions can also be cancelled during the renewal term and if so, state whether pro-rata refunds for unused services are provided.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 121 of DRS Amendment No. 1.

Culture and Team, page 113

12.

Please revise to provide a description of your human capital resources, if material, as required by Item 101(c)(2)(ii) of Regulation S-K. Disclose the number of contractors and consultants that you employ.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 125 of DRS Amendment No. 1.

Principal and Selling Stockholders, page 141

13.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities affiliated with TCV.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 157 of DRS Amendment No. 1.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-14

14.

Please describe for us the performance obligation(s) included in your transaction services and what promises are included in each performance obligations. Also, tell us how this impacts your inclusion of filing fees in the transaction price. Refer to ASC 606-10-25-14 and 32-2.

Response: The Company respectfully advises the Staff that transaction revenue consists of sales where the Company contracts with customers to provide customized legal documents. The Company offers customized legal documents for a variety of purposes, which primarily consist of business formation, consumer estate planning and other documents as disclosed on page 108 of DRS Amendment No. 1. When the Company contracts with customers, its promise is to provide a completed legal document, including the requisite registration by the applicable government authority. This is the sole promise to the customer and thus, the only performance obligation, which is completed upon transfer of the finalized legal document to the customer. In the event a customer chooses to purchase additional subscription services, the Company may bundle that with the fee charged for the customized legal document performance obligations, however, the subscription services are identified as separate performance obligations and the total transaction price is allocated based on relative standalone selling price.

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Page Six

The Company considered the guidance in ASC 606-10-32-2 to determine the transaction price for a contract to provide a customized legal document. In applying the guidance, the Company considered both the terms of its contracts and customary business practice to determine the appropriate transaction price. As a part of this analysis, the Company considered whether filing fees represent amounts collected on behalf of a third party and thus, should be excluded from transaction price in accordance with ASC 606-10-32-2. After analyzing the Company’s arrangements with customers and customary business practice with both customers and applicable government authorities, the Company determined that filing fees are a cost incurred by the Company in fulfilling its promise to the customer and as such, the fee the Company charges the customer related to filing fees is included in the transaction price. In reaching this conclusion the Company considered the following factors:

•

When customers utilize the Company’s service to obtain customized legal documents, its terms of service agreed upon by the customer are the sole terms of the arrangement. The Company’s customers do not sign or have separate contracts or arrangements with government authorities. Registration with the applicable government authority is part of its single performance obligation to the customer.

•

The Company establishes the amount it charges its customers and the profit margin it is willing to accept for the overall service, including consideration of the cost the Company will incur for the applicable filing fee. Given that government authorities periodically change their pricing, if the price charged by the applicable government authority is higher than the amount the Company collects from its customer, the Company does not always charge the customer the incremental amount, and therefore the difference impacts the Company’s margin. Additionally, the Company ultimately has the discretion whether or not to pass through the filing fee cost to its customers. In order to align its marketing with competitors, the Company advertises the price for its completed legal document services as stated costs plus applicable filing fees. However, whether the Company does so, is at its sole discretion.

•

The Company bears the obligation to the relevant authorities for the filing fee. While government authorities have different operational practices for processing requests and payments, the Company’s obligation is to the authority. For example, the Company maintains certain trust accounts with governmental authorities where the authority charges the Company the applicable fee directly for applications it submits for its customers. In instances where a trust account is not utilized, the authorities request checks, wires or credit card from the Company, using Company bank accounts and its corporate card program, not the customers. These filing fees are nonrefundable from the government authority and to the extent a customer is not able or refuses to pay for transfer of the completed legal document, the Company incurs that cost regardless of the outcome with the customer. In certain arrangements, the Company may allow the customer to pay the Company in instalments for customized documents, which amounts are payable after the Company has paid the applicable government authority.

•

In the event that a customer is not satisfied with the completed legal document, the Company works to resolve the issue which may include incurring the cost of an amended filing at its own expense or refunding the customer the full amount of its fees and the applicable filing fee. While the Company’s website indicates that the customer satisfaction guarantee does not include filing fees, in practice the

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Company refunds dissatisfied customers for the transaction price paid by the customer which includes the filing fees, even though the Company is unable to claim a corresponding refund from the government authority for the filing fees.

•

The government authority cannot decline applications filed by the Company, but applications are rejected if there are administrative errors in the document. If issues or questions arise at the applicable government authorities, it is the Company’s obligation to handle and resolve such issues, even if such resolution results in incremental costs. The Company is the party that works with the government authority to resolve any such issues.

Collectively, the Company believes these facts support its conclusion that customized legal documents represent a single performance obligation, inclusive of obtaining the requisite registration and incurring the related filing fees. Thus, all of the fees the Company receives from the customer in exchange for these services, including filing fees, are included in the transaction price.

15.

You state that in arrangements in which you are not the principal, you record revenue on a net basis and you specifically refer to services under your legal plans as being recognized on a net basis. Please tell us whether there are other services that are recognized on a net basis. In this regard, we note your Supplemental Terms of Service for Subscriptions and Third-Party Services agreement refers to services provided by other parties such as accounting, logo design and credit monitoring companies.

Response: The Company respectfully advises the Staff that it analyzes each of its arrangements and the involvement of other parties in determining whether to recognize revenue as a principal or as an agent. Other services where the Company refers to, or utilizes third parties in fulfilling its services to customers, include deed transfer, accounting, tax, credit monitoring, business data protection and logo design services, and each of these are recognized on a net basis. The Company has determined that for these services it is the third party that controls these services and is primarily responsible for fulfilling these services to the customer. The Company has revised its disclosure on pages 99 and F-17 of DRS Amendment No. 1 in response to the Staff’s comment.

Note 13. Commitments and Contingencies

Legal Proceedings, page F-32

16.

While we acknowledge that you have not recorded any loss or accrual related to your various pending litigation cases because the amount of loss is not probable or reasonably estimable, given the fact there is at least a reasonable possibility that a loss may have occurred requires disclosure of either an estimate of the reasonably possible loss (or range of loss) or a statement that such an estimate cannot be made. Please revise. Refer to ASC 450-20-50-3 and 50-4.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-32 to F-33 of DRS Amendment No. 1.

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Note 15. Stock-based Compensation, page F-35

17.

You state that for 6,353,153 time-based options granted to certain executive officers, vesting for 50% of their unvested options will accelerate upon a CIC event. Please revise to disclose the unrecognized compensation expense related to such awards and the amount of such expense that may be recognized upon effectiveness of the offering.

Response: The Company advises the Staff that such awards do not accelerate upon an initial public offering, and only accelerate based upon any of the following change-in-control criteria: (a) change in ownership of at least 50% of the outstanding shares of common stock or voting power of the then-outstanding securities to a beneficial owner; (b) merger or consolidation; (c) sale or disposition; (d) dissolution or liquidation; or (e) any transactions resulting in substantially equivalent effects as any of the above. The Company has updated its disclosure on page F-37 of DRS Amendment No. 1 to clarify when these awards vest and that they do not vest upon an initial public offering. The Company also respectfully advises the Staff that it has updated the disclosure of the number of stock options subject to the acceleration from 6,353,153 to 5,334,824 to correct for an administrative error.

18.

Please provide us with a breakdown of all stock option and RSU awards granted during 2020 and to date through 2021, and include the fair value of the underlying common stock used to value such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.

Response: In response to the Staff’s comment, set forth in the table below are the stock options and RSUs granted by the Company during the 2020 fiscal year and in 2021 through the date of this letter, along with the fair value of the underlying shares of common stock used to value such awards.

Grant Date	Type of Equity Award	Number of Stock Options or RSU	Fair Value Per Share of Underlying Common Stock
January 6, 2020	Stock Options	2,290,109	$11.29
	Restricted Stock Units	239,148	11.29
February 19, 2020	Restricted Stock Units	14,780	10.08
May 19, 2020	Restricted Stock Units	111,205	10.08
September 23, 2020	Stock Options	1,279,277	9.82
	Restricted Stock Units	351,133	9.82
October 26, 2020	Stock Options	1,909,368	9.82
	Restricted Stock Units	1,030,558	9.82
November 18, 2020	Stock Options	763,747	9.82
	Restricted Stock Units	535,274	9.82
March 1, 2021	Restricted Stock Units	863,975	11.50
April 28, 2021	Restricted Stock Units	322,998	16.53
May 3, 2021	Restricted Stock Units	181,489	16.53

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The Company’s board of directors determines the fair value of the Company’s common stock at the time of grant for each stock-based award based upon the factors disclosed in the registration statement, including consideration of input from management and contemporaneous third-party valuations. The exercise price of stock options is based on the most recent third-party valuation obtained immediately preceding the grant date, unless circumstances warrant obtaining a more current valuation, including any material changes in the Company’s business or events, size of the award and the proximity of the grant to the preceding valuation.

The Company obtained third-party valuations of its common stock as of December 31, 2019, June 30, 2020, December 31, 2020, and March 31, 2021 of $10.08, $9.82, $11.50 and $16.53 per share, respectively.

The third-party valuations determined the Company’s enterprise value using an income approach and market approach. The income approach estimates the Company’s enterprise value based on estimates of future cash flows that are discounted to their present values using a discount rate reflective of the risk associated with the future cash flows. As of each valuation date, the Company updated its forecasts, as applicable, considering its recent results, changes in its expectations and any new strategic initiatives implemented at the time of the valuation. Under the market approach, the guideline public company method estimates the Company’s enterprise value based on a comparison to similar publicly traded companies. From these comparable companies, the Company determines representative multiples, both revenue and Adjusted EBITDA, which is then applied to its revenue and Adjusted EBITDA estimates. For the December 31, 2019 and June 30, 2020 valuations, the Company did not make changes to its selection of comparable companies. For the December 31, 2020 valuation, the Company updated its selection of comparable companies that were more commensurate with its go-forward strategy, and these comparable companies remained unchanged for the March 31, 2021 valuation. At each valuation date, the Company updated the applicable multiples based on a review of the comparability of these companies to the market pricing, and a review of comparable risk, profitability, growth, leverage, and size.

The Company’s enterprise value is then adjusted for any excess working capital and other similar items, excess cash and the fair value of debt to arrive at the equity value. The total equity value is then allocated to each of the Company’s equity securities using a Hybrid Method as described on page 104 of DRS Amendment No. 1. The Hybrid Method valuation model has been used for all valuations in 2020 and for the March 31, 2021 valuation.

The exercise price of stock options granted on January 6, 2020 was based upon a prior valuation as of September 30, 2019 as the December 31, 2019 valuation was not available at the time of grant. The exercise price of options granted on February 19, 2020 and May 19, 2020 was based upon the valuation as of December 31, 2019. The exercise price of options granted on September 23, 2020, October 26, 2020 and November 18, 2020 was based upon the valuation as of June 30, 2020.

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September 30, 2019 and December 31, 2019 Valuations

For the September 30, 2019 and December 31, 2019 valuations, the Company established its enterprise value using an income approach and a guideline public company method. Each of these methods resulted in similar enterprise values and the Company weighted each method equally. For the September 30, 2019 valuation, the discount for lack of marketability was 13.5% and weighted time to liquidity of 1.5 years, and for the December 31, 2019 valuation, the discount for lack of marketability was increased to 15.5% and weighted time to liquidity was increased to 2.0 years. The decrease in the Company’s per share common stock value from $11.29 at September 30, 2019 to $10.08 at December 31, 2019 was primarily due to revised forecasts, which included additional investment in infrastructure, information technology and resources necessary to support the Company’s updated strategy. In the fourth quarter of 2019, the Company hired a new Chief Executive Officer and Chief Operating Officer / Chief Product Officer and they led a reset of the Company’s strategy, which included changing the Executive Leadership Team and a revised focus on product innovation and customer centric growth. In light of these changes, the Company’s expectations of when an exit was likely to occur was extended.

June 30, 2020 Valuation

For the June 30, 2020 valuation, the Company continued to use the income approach and guideline public company method, though less weight was placed on the guideline public company method than the prior valuation. The valuation multiples for the comparable public companies were considered less reflective of the Company’s performance at that time due to the reset of its corporate strategy, which was still in its early stages of implementation, and the uncertainty from the COVID-19 pandemic. The Company weighted the income approach and guideline public company method 75% and 25%, respectively. The value of our common shares decreased to $9.82 per share from the prior valuation of $10.08 per share. This decrease largely reflected the increased uncertainty driven by the COVID-19 pandemic. The weighted time to an exit event remained unchanged at 2 years and DLOM was increased to 20.5%. Furthermore, the Company did not have a Chief Financial Officer from March through November 2020.

From June 2020 through December 2020, the Company’s projections remained unchanged. Although the Company initially experienced growth in its estate planning transactions due to the COVID-19 pandemic in the first half of 2020, growth began to decelerate in the second half of 2020. Such uncertainty around the sustainability of its consumer transaction performance and uncertainty around ongoing stimulus programs, and the potential impact on business formations, resulted in the Company maintaining forecasts unchanged until such time that results started to show improved performance. As a result of the above, the Company determined that there were no significant factors or events between June 30, 2020 and November 18, 2020 that warranted an update in the value of the Company’s common stock. Accordingly, the board considered that the valuation as of June 30, 2020 was still relevant through November 18, 2020.

December 31, 2020 Valuation

For the December 31, 2020 valuation, the Company continued to estimate its enterprise value using an income approach and a guideline public company method. Each method resulted in similar enterprise values and the Company weighted each method equally. Given the increased confidence in business performance, a more stable macroeconomic environment, and normalization of the stock market, the income approach and the guideline company method were weighted equally. The increase in fair value of the Company’s common stock for December 31, 2020 to $11.50 per share

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was driven by the Company’s performance and ongoing execution of the new strategy. In December 2020, the board approved upward revisions made to the Company’s projections and cash flows in light of improved business performance, confidence in the economic recovery and further clarity observed in the direction of the business. In addition, the Company hired its new Chief Financial Officer in November 2020 and in December 2020, the board directed management to explore an IPO as a potential exit strategy for its long-term shareholders. As part of the Company’s considerations of an IPO, the Company provided more weight toward an IPO exit in its Hybrid Model, resulting in a decrease in the term to liquidity to 1 year, and decreased the discount for lack of marketability to 15.0%. These factors drove an increase in the fair value of the Company’s common stock to $11.50 per share at December 31, 2020.

March 31, 2021 Valuation

For the March 31, 2021 valuation, the Company further revised its projections to reflect higher revenue growth than was expected as a result of additional investments in marketing spend and more optimism from the launch of the Company’s new complementary tax offering. The improved business environment as the U.S. began to return to work following the widespread availability of COVID-19 vaccines and strong business formation results in the three months ended March 31, 2021 contributed to Company’s confidence that revenue growth was sustainable.

On March 8, 2021, the Company held its organization meeting to formally commence plans to undertake an IPO. No indications of value were received by the lead banks at the time of the March 31, 2021 valuation. In light of the Company’s progress and plans to file a draft registration in April 2021, the Company included an IPO Study in its estimate of the business enterprise value in addition to the income approach and guideline public company method. The IPO Study estimates enterprise value by using multiples derived from a set of recent IPO companies. The income approach was weighted 40%, the guideline public company method was weighted 40% and the IPO Study was weighted 20%. The Company placed further weight on an IPO exit in its Hybrid Method to derive equity value and further shortened the term to liquidity to 0.5 years based on its then IPO plans.

The resulting value of the Company’s common stock increased to $16.53 per share. The primary drivers for the 47% increase from the December 31, 2020 valuation were:

•

Increased revenue and profitability forecasts driven by continued execution of the Company’s strategy, expectations regarding the Company’s recently launched tax offerings, and improved confidence as business formations in the three months ended March 31, 2021 increased by 51% over the three months ended March 31, 2020 and 40% compared to the three months ended December 31, 2020.

•	Higher weighting to the Hybrid method to reflect the increased proximity to an IPO exit.

•	Lower discount for marketability given near term IPO expectations. The DLOM was 8.0% at March 31, 2021 compared to 15.0% at December 31, 2020.

General

19.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

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Response: In response to the Staff’s comment, the Company is supplementally providing to the Staff under separate cover copies of such written communications.

20.

Given that you intend to use a portion of the proceeds from this offering to repay the credit agreement with JP Morgan Chase Bank, an affiliate of one of your underwriters, please tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121.

Response: We advise the Staff that no underwriter will receive greater than 5% of the offering proceeds and as such, no qualified independent underwriter in accordance with FINRA Rule 5121 will be required in the offering.

*        *        *

Please contact me at (310) 883-6417, Jodie Bourdet at (415) 693-2054 or Jonie Ing Kondracki at (415) 693-2174 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ C. Thomas Hopkins
C. Thomas Hopkins

cc:	Dan Wernikoff, Chief Executive Officer, LegalZoom.com, Inc.

Noel Watson, Chief Financial Officer, LegalZoom.com, Inc.

Nicole Miller, General Counsel, LegalZoom.com, Inc.

Jodie Bourdet, Cooley LLP

Jonie Ing Kondracki, Cooley LLP

Richard A. Kline, Latham & Watkins LLP

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